SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

ALLSCRIPTS-MISYS HEALTHCARE SOLUTIONS, INC.

(Name of Subject Company (Issuer))

ALLSCRIPTS-MISYS HEALTHCARE SOLUTIONS, INC.

(Name of Filing Person (Issuer and Offeror))

3.50% Convertible Senior Debentures due 2024

(Title of Class of Securities)

01988PAA6, 01988PAB4

(CUSIP Numbers of Class of Securities)

Brian Vandenberg, Esq.

Senior Vice President and General Counsel

222 Merchandise Mart Plaza, Suite 2024

Chicago, Illinois 60654

(312) 506-1200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

with copy to:

Edward D. Ricchiuto, Esq.

Sidley Austin LLP

787 Seventh Avenue

New York, New York 10019

CALCULATION OF FILING FEE

Transaction Valuation*: $28,266,280	Amount of Filing Fee**: $1,110.86

*	Calculated solely for purposes of determining the filing fee. The amount assumes that up to $27,868,000 principal amount of 3.50% Convertible Senior Debentures due 2024 are purchased at a price of $1,014.29 (this price includes accrued and unpaid interest up to the change of control purchase date) per $1,000 principal amount.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $39.30 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable
Filing Party:	Not applicable
Form or Registration No.:	Not applicable
Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1

☑	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by Allscripts-Misys Healthcare Solutions, Inc., a corporation existing under the laws of Delaware (the “Company”), and relates to the offer by the Company to purchase the 3.50% Convertible Senior Debentures due 2024 of the Company (the “Debentures”). The offer is made upon the terms and subject to the conditions set forth in the Indenture (as defined below), the Notice of Change of Control and Offer to Purchase, dated November 7, 2008 and filed herewith as Exhibit (a)(1)(A) (as it may be supplemented or amended from time to time, the “Change of Control Offer”), the Debentures and the related offer materials filed as Exhibits (a)(1)(B) and (a)(1)(C) to this Schedule TO (which Change of Control Offer and related offer materials, as amended or supplemented from time to time, collectively constitute the “Offer”).

The Debentures were issued pursuant to the Indenture dated as of July 6, 2004 (the “Indenture”), between the Company and Bank of America, N.A. as successor by merger to LaSalle Bank, N.A., as trustee.

The Offer will expire at 5:00 p.m., New York City time, on December 9, 2008. This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

The Company is the issuer of the Debentures and is offering to purchase all of the Debentures tendered by the holders and not withdrawn, under the terms and subject to the conditions set forth in the Indenture, the Change of Control Offer, the Debentures and the related offer materials filed as Exhibits (a)(1)(B) and (a)(1)(C). The Debentures are currently convertible into the Company’s shares of common stock, upon satisfaction of the conditions to conversion set forth in the Indenture.

The Company maintains its principal executive offices at 222 Merchandise Mart Plaza, Suite 2024, Chicago, Illinois 60654, and its telephone number is (312) 506-1200.

As permitted by General Instruction F to Schedule TO, all of the information set forth in the Change of Control Offer is incorporated by reference into this Schedule TO.

Item 10.	Financial Statements.

The Company believes that its consolidated financial condition is not material to a holder’s decision whether to surrender the Debentures for sale to the Company because the consideration being paid to holders surrendering Debentures consists solely of cash, the Offer is not subject to any financing conditions, and the Offer applies to all outstanding Debentures.

Item 11.	Additional Information.

(a) Not applicable.

(b) Not applicable.

Item 12.	Exhibits.

(a)(1)(A)	Change of Control Offer, dated November 7, 2008.
(a)(1)(B)	Form of Purchase Notice.
(a)(1)(C)	Press Release announcing commencement of Change of Control Offer.
(d)(1)	The Indenture, incorporated by reference to Exhibit 4.1 to Current Report of Form 8-K filed by the Company on July 15, 2004.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALLSCRIPTS-MISYS HEALTHCARE SOLUTIONS, INC.

By:	/s/ William J. Davis
Name:	William J. Davis
Title:	Chief Financial Officer

Date: November 7, 2008

EXHIBIT INDEX

(a)(1)(A)	Change of Control Offer, dated November 7, 2008.
(a)(1)(B)	Form of Purchase Notice.
(a)(1)(C)	Press Release announcing commencement of Change of Control Offer.
(d)(1)	The Indenture, incorporated by reference to Exhibit 4.1 to Current Report of Form 8-K filed by the Company on July 15, 2004.